FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 under
the Securities Exchange Act of 1934

For the quarterly period ended September 30, 2008

ICON plc
 (Registrant’s name)

0-29714
(Commission file number)

South County Business Park, Leopardstown, Dublin 18, Ireland.
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Yes___X___	No_______

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes______	No___X___

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes______	No___X___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______	No___X___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82        N/A

ICON  plc

Quarterly Period Ended September 30, 2008

CONTENTS	Page

General	2

Condensed Consolidated Balance Sheets as at September 30, 2008 and December 31, 2007	3

Condensed Consolidated Statements of Operations for the three and nine months ended September 30, 2008 and the three and nine months ended September 30, 2007	4

Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2008 and the nine months ended September 30, 2007	5

Condensed Consolidated Statements of Shareholders’ Equity and Comprehensive Income	6

Notes to the Condensed Consolidated Financial Statements	7

Management’s Discussion and Analysis of Financial Condition and Results of Operations	15

Signature Page	21

ICON plc

This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 (Registration No. 333-133371) of ICON plc and in the prospectus contained therein, and this report on Form 6-K shall be deemed a part of such registration statement from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by ICON plc under the Securities Act of 1933 or the Securities Exchange Act of 1934.

ICON plc

GENERAL

As used herein, “ICON”, the “Company” and “we” refer to ICON plc and its consolidated subsidiaries, unless the context requires otherwise.

Business

We are a contract research organization, or CRO, providing clinical research and development services on a global basis to the pharmaceutical, biotechnology and medical device industries. Our focus is on supporting the conduct of clinical trials. We have historically done so by providing such services as Phase I – IV clinical trials management, study design, laboratory services and drug development support. We believe that we are one of a select group of CROs with the capability and expertise to conduct clinical trials in most major therapeutic areas on a global basis.  As of September 30, 2008, we had approximately 6,570 employees worldwide, with operations in 71 locations in 38 countries, including the United States and major markets in Europe and Rest of World. For the nine months ended September 30, 2008 we derived approximately 44.4%, 47.4%, and 8.2% of our net revenue in the United States, Europe and Rest of World, respectively.

Headquartered in Dublin, Ireland, we began operations in 1990 and have expanded our business through internal growth and strategic acquisitions.

Recent Developments

On July 21, 2008, the Company’s shareholders approved a bonus issue of ordinary shares (the “Bonus Issue”) to shareholders of record as of the close of business on August 8, 2008 (the “Record Date”).  The Bonus Issue provided for each shareholder to receive one bonus ordinary share for each ordinary share held as of the Record Date, effecting the equivalent of a 2-for-1 stock split.  The Bonus shares were issued on August 11, 2008, to Ordinary Shareholders and on August 12, 2008, to holders of American Depositary Shares (“ADSs”).  NASDAQ adjusted the trading price of ICON's ADSs to effect the Bonus Issue prior to the opening of trading on August 13, 2008.  All outstanding ordinary share amounts referenced in the following unaudited condensed consolidated financial statements and the notes thereto give effect to the Bonus Issue as if had occurred as of the date referenced.

On February 11, 2008, the Company acquired 100% of the common stock of Healthcare Discoveries Inc. (“Healthcare Discoveries”) for an initial cash consideration of approximately $11.1 million, excluding costs of acquisition.  Healthcare Discoveries, located in San Antonio, Texas, USA, is engaged in the provision of Phase I clinical trials management activities.  Further consideration of up to $10.0 million may become payable during the year ended December 31, 2008, if certain performance milestones are achieved.

On February 4, 2008, an uncommitted credit facility was negotiated with Citibank N.A, for $30 million.  Interest is calculated at the London Interbank Market rate plus a margin. $12.0 million of this facility was drawn down in February 2008, primarily to fund the acquisition of Healthcare Discoveries.  On September 30, 2008, the $12.0 million previously drawn down was repaid in full.

On July 9, 2007, ICON plc entered into a five year committed  multi-currency facility agreement for  €35 million ($49.4 million)  with The Governor and Company of the Bank of Ireland. The facility bears interest at an annual rate equal to the reference rate of EURIBOR plus a margin. Our obligations under the facility are secured by certain composite guarantees and indemnities and pledges in favour of the bank. On July 10, 2007, the Company drew down €29.5 million ($41.6 million) of the facility to fund the acquisition of DOCS International.  On October 15, 2007, the remaining €5.5 million ($7.8 million) of the facility was drawn down to cover expenditure on the expansion on the facility in Dublin, Republic of Ireland.

On October 17, 2007, an uncommitted credit facility was negotiated with Allied Irish Banks plc, for €30 million ($42.3 million). Interest is calculated at the EUR Interbank rate plus a margin.  The facility is secured by the same composite guarantees and indemnities in place for the Bank of Ireland committed facility.  On December 31, 2007, this facility was fully drawn.  The funds were used to refinance overdraft facilities in place to fund expenditure on the Dublin facility. On January 8, 2008, the facility with Allied Irish Banks plc was increased to €50 million ($70.5 million).  All terms of this facility remain the same. On September 30, 2008, €21.4 million ($30.2 million) of this facility was drawn. The facility is due to be reviewed on October 31, 2008.

ICON plc
CONDENSED CONSOLIDATED BALANCE SHEETS
AS AT SEPTEMBER 30, 2008 AND DECEMBER 31, 2007

	(Unaudited)	(Audited)
	September 30, 2008	December 31, 2007
	(in thousands)

ASSETS
Current Assets:
Cash and cash equivalents	$92,428	$76,881
Short term investments - available for sale	42,726	41,752
Accounts receivable	179,553	129,865
Unbilled revenue	138,864	144,661
Other receivables	13,243	6,171
Deferred tax asset	6,342	4,919
Prepayments and other current assets	21,624	16,449
Income taxes receivable	685	2,448
Total current assets	495,465	423,146
Other Assets:
Property, plant and equipment, net	165,227	133,426
Goodwill	130,318	123,879
Non-current other assets	2,288	2,140
Non-current income taxes receivable	4,552	3,049
Non-current deferred tax asset	7,499	5,703
Intangible asset	3,307	1,795
Total Assets	$808,656	$693,138
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$12,344	$13,459
Payments on account	129,030	96,553
Other liabilities	101,315	70,743
Deferred tax liability	789	398
Bank credit lines and loan facilities	42,524	43,767
Income taxes payable	4,708	4,955
Total current liabilities	290,710	229,875
Other Liabilities:
Long term government grants	1,456	1,179
Long term finance leases	546	49
Non-current income taxes payable	14,737	13,906
Non-current deferred tax liability	8,466	5,966
Non-current other liabilities	1,626	1,394
Non-current bank credit lines & loan facilities	37,023	51,062
Minority interest	2,015	1,307
Shareholders' Equity:
Ordinary shares, par value 6 euro cents per share; 100,000,000 shares authorized,
58,500,155 shares issued and outstanding at September 30, 2008 and
57,670,488 shares issued and outstanding at December 31, 2007	4,918	4,843
Additional paid-in capital	160,244	143,639
Accumulated other comprehensive income	21,730	31,828
Retained earnings	265,185	208,090
Total Shareholders' Equity	452,077	388,400

Total Liabilities and Shareholders' Equity	$808,656	$693,138
The accompanying notes are an integral part of these condensed consolidated financial statements.

ICON plc

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2008 AND SEPTEMBER 30, 2007
(UNAUDITED)

	Three Months Ended		Nine Months Ended
	September 30, 2008	September 30, 2007	September 30, 2008	September 30, 2007
	(in thousands except share and per share data)
Revenue:
Gross revenue	$313,637	$231,819	$914,082	$625,942
Subcontractor costs	(88,126)	(64,903)	(268,927)	(175,890)

Net revenue	225,511	166,916	645,155	450,052

Costs and expenses:
Direct costs	127,948	91,675	364,113	254,107
Selling, general and administrative expense	62,494	51,518	187,328	132,864
Depreciation and amortization	7,937	5,020	20,676	13,626

Total costs and expenses	198,379	148,213	572,117	400,597

Income from operations	27,132	18,703	73,038	49,455
Interest income	665	927	2,208	3,027
Interest expense	(889)	(911)	(2,951)	(948)

Income before provision for income taxes	26,908	18,719	72,295	51,534
Provision for income taxes	(5,355)	(4,158)	(14,493)	(11,344)
Minority interest	(173)	(60)	(707)	(108)

Net income	$21,380	$14,501	$57,095	$40,082
Net income per Ordinary Share:
Basic	$0.37	$0.25	$0.98	$0.70
Diluted	$0.35	$0.24	$0.93	$0.67

Weighted average number of Ordinary Shares outstanding:
Basic	58,451,960	57,521,452	58,156,869	57,339,596
Diluted	61,847,265	59,652,914	61,357,893	59,429,170

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008 AND SEPTEMBER 30, 2007
(UNAUDITED)

	Nine Months Ended
	September 30, 2008	September 30, 2007
	(in thousands)
Cash flows from operating activities:
Net income	$57,095	$40,082
Adjustments to reconcile net income to net cash provided by operating activities:
Loss on disposal of property, plant and equipment	168	417
Depreciation and amortization	20,676	13,626
Amortization of grants	(90)	(87)
Share compensation expense	4,433	3,940
Deferred taxes	(425)	(278)
Minority interest	707	108
Changes in assets and liabilities:
Increase in accounts receivable	(53,749)	(19,532)
Decrease/(increase) in unbilled revenue	4,871	(32,089)
(Increase)/decrease in other receivables	(8,011)	1,760
Increase in prepayments and other current assets	(6,452)	(815)
Increase in other non current assets	(148)	-
Increase in payments on account	33,283	1,805
Increase in other liabilities	32,905	2,199
Increase in other non current liabilities	232	-
Increase in income taxes payable	2,316	6,295
(Decrease)/increase in accounts payable	(1,776)	2,487

Net cash provided by operating activities	86,035	19,918

Cash flows from investing activities:
Purchase of property, plant and equipment	(53,565)	(49,660)
Purchase of subsidiary undertakings and acquisition costs	(11,977)	(40,568)
Purchase of short term investments	(15,000)	-
Sale of short term investments	14,026	11,116
Cash received/(overdraft assumed) on acquisition	5	(2,424)
Grants received	400	-
Net cash used in investing activities	(66,111)	(81,536)

Cash flows from financing activities:
(Repayment)/drawdown of bank credit lines and loan facilities	(13,977)	65,487
Proceeds from exercise of share options	8,384	4,188
Share issuance costs	(128)	(117)
Tax benefit from the exercise of share options	3,991	1,070
Repayment of other liabilities	(22)	(87)
Net cash (used in)/provided by financing activities	(1,752)	70,541
Effect of exchange rate movements on cash	(2,625)	(2,463)
Net increase in cash and cash equivalents	15,547	6,460
Cash and cash equivalents at beginning of period	$76,881	63,039

Cash and cash equivalents at end of period	$92,428	$69,499
The accompanying notes are an integral part of these condensed consolidated financial statements.

ICON plc

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
(UNAUDITED)

	Shares	Amount	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Retained Earnings	Total

Balance at December 31, 2007	57,670,488	$4,843	$143,639	$31,828	$208,090	$388,400

Comprehensive Income:
Net income					57,095	57,095
Currency translation adjustment (net of tax)				(10,098)		(10,098)
Total comprehensive income						46,997
Share issuance costs			(128)			(128)
Exercise of share options	829,667	75	8,309			8,384
Non-cash stock compensation expense			4,433			4,433
Tax benefit on exercise of share options			3,991			3,991
Balance at September 30, 2008	58,500,155	$4,918	$160,244	$21,730	$265,185	$452,077

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICON plc
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
SEPTEMBER 30, 2008

1. Basis of Presentation

These condensed consolidated financial statements, which have been prepared in accordance with United States generally accepted accounting principles (“US GAAP”), have not been audited. The condensed consolidated financial statements reflect all adjustments, which are, in the opinion of management, necessary to present a fair statement of the operating results and financial position for the periods presented. The preparation of the condensed consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts and disclosures in the condensed consolidated financial statements. Actual results could differ from those estimates.

The condensed consolidated financial statements should be read in conjunction with the accounting policies and notes to the consolidated financial statements included in ICON’s Form 20-F for the year ended December 31, 2007. Operating results for the nine months ended September 30, 2008, are not necessarily indicative of the results that may be expected for the fiscal period ending December 31, 2008.

2. Goodwill

	September 30,	December 31,
	2008	2007
	(in thousands)
Opening balance	$123,879	$78,717
Payments made in respect of current period acquisitions	11,170	42,081
Foreign exchange movement	(4,731)	3,081
Closing balance	$130,318	$123,879

The goodwill balance relates entirely to the clinical research segment.

Acquisition of Healthcare Discoveries Inc.

On February 11, 2008, the Company acquired 100% of the common stock of Healthcare Discoveries Inc. (“Healthcare Discoveries”) for an initial cash consideration of approximately $11.1 million, excluding costs of acquisition.  Healthcare Discoveries, located in San Antonio, Texas, USA, is engaged in the provision of Phase I clinical trial management activities.  Further consideration of up to $10.0 million may become payable during the year ended December 31, 2008, if certain performance milestones are achieved.

The acquisition of Healthcare Discoveries has been accounted for as a purchase in accordance with FASB Statement No. 141 Business Combinations (“SFAS 141”). The following table summarises the fair values of the assets acquired and the liabilities assumed at the date of acquisition.

At February 11,
2008
(in thousands)
Property, plant and equipment	$300
Intangible assets	2,550
Goodwill	10,856
Cash	5
Other current assets	445
Current liabilities	(2,158)
Purchase price	$11,998

Prior Period Acquisitions

On July 12, 2007, the Company acquired 100% of the common stock of DOCS International (“DOCS”), a European based clinical research staffing organization, for a cash consideration of approximately $40.6 million (€29.5 million), excluding costs of acquisition.

The acquisition of DOCS has been accounted for as a purchase in accordance with FASB Statement No. 141 Business Combinations (“SFAS 141”).  The following table summarises the fair values of the assets acquired and the liabilities assumed at the date of acquisition.

At July 12,
2007
(in thousands)
Property, plant and equipment	$984
Intangible asset	2,035
Goodwill	42,395
Bank overdraft	(2,400)
Other current assets	7,646
Current liabilities	(9,510)
Purchase price	$41,150

3. Adoption of the provisions of FASB Interpretation No. 48 Accounting for Uncertainty in Income Taxes

In June 2006, the FASB issued FIN 48, Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109, Accounting for Income Taxes. The Interpretation addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements.

Under FIN 48, the Company may recognize the tax benefits from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being recognized upon ultimate settlement.

FIN 48 also provides guidance on derecognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures.

The Company adopted the provisions of FIN 48 effective January 1, 2007. As at September 30, 2008, the Company maintains a $10.2 million liability for unrecognized tax benefit, which is comprised of $8.5 million related to items generating unrecognized tax benefits and $1.7 million for interest and related penalties to such items. The Company recognizes interest accrued on unrecognized tax benefits as an additional income tax expense.

The Company has analyzed filing positions in all of the significant federal, state and foreign jurisdictions where it is required to file income tax returns, as well as open tax years in these jurisdictions. The only periods subject to examination by the major tax jurisdictions where the Company does business are 2003 through 2007 tax years. The Company does not believe that the outcome of any examination will have a material impact on its financial statements.

4. Net income per ordinary share

Basic net income per ordinary share has been computed by dividing net income available to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted net income per ordinary share is computed by adjusting the weighted average number of ordinary shares outstanding during the period for all potentially dilutive ordinary shares outstanding during the period and adjusting net income for any changes in income or loss that would result from the conversion of such potential ordinary shares. There is no difference in net income used for basic and diluted net income per ordinary share.

The reconciliation of the number of shares used in the computation of basic and diluted net income per ordinary share is as follows:

	Three Months Ended		Nine Months Ended
	Sept 30,	Sept 30,	Sept 30,	Sept 30,
	2008	2007	2008	2007
Weighted average number of ordinary shares outstanding for basic net income per ordinary share	58,451,960	57,521,452	58,156,869	57,339,596
Effect of dilutive share options outstanding	3,395,305	2,131,462	3,201,024	2,089,574
Weighted average number of ordinary shares for diluted net income per ordinary share	61,847,265	59,652,914	61,357,893	59,429,170

5. Share-Based Payments

On July 21, 2008, the Company adopted the Employee Share Option Plan 2008 (the “2008 Employee Plan”) pursuant to which the Compensation Committee of the Company’s Board of Directors may grant options to any employee, or any director holding a salaried office or employment with the Company or a Subsidiary for the purchase of ordinary shares. On the same date, the Company also adopted the Consultants Share Option Plan 2008 (the “2008 Consultants Plan”), pursuant to which the Compensation Committee of the Company’s Board of Directors may grant options to any consultant, adviser or non-executive director retained by the Company or any Subsidiary for the purchase of ordinary shares.

Each option granted under the 2008 Employees Plan or the 2008 Consultants Plan (together the “2008 Option plans”) will be an employee stock option, or NSO, as described in Section 422 or 423 of the Code. Each grant of an option under the 2008 Options Plans will be evidenced by a Stock Option Agreement between the optionee and the Company. The exercise price will be specified in each Stock Option Agreement, however option prices will not be less than 100% of the fair market value of an ordinary share on the date the option is granted.

An aggregate of 6.0 million ordinary shares have been reserved under the 2008 Employee Plan as reduced by any shares issued or to be issued pursuant to options granted under the 2008 Consultants Plan under which a limit of 400,000 shares applies.  Further, the maximum number of ordinary shares with respect to which options may be granted under the 2008 Employee Option Plan during any calendar year to any employee shall be 400,000 ordinary shares.  There is no individual limit under the 2008 Consulants Option Plan.   No options may be granted under the plans after July 21, 2018.

On July 21, 2008, the Company adopted the the 2008 Employees Restricted Share Unit Plan (the “2008 RSU Plan”) pursuant to which the Compensation Committee of the Company’s Board of Directors may select any employee, or any director holding a salaried office or employment with the Company or a Subsidiary to receive an award under the plan.  An aggregate of 1.0 million ordinary shares  have been reserved for issuance under the 2008 RSU Plan.  Awards under the 2008 RSU may be settled in cash or shares.

On January 17, 2003, the Company adopted the Share Option Plan 2003 (the “2003 Plan”) pursuant to which the Compensation Committee of the Company’s Board of Directors may grant options to officers and other employees of the Company or its subsidiaries for the purchase of ordinary shares. Each option will be an employee stock option, or NSO, as described in Section 422 or 423 of the Code. Each grant of an option under the 2003 Plan will be evidenced by a Stock Option Agreement between the optionee and the Company. The exercise price will be specified in each Stock Option Agreement, however option prices will not be less than 100% of the fair market value of an ordinary share on the date the option is granted.

An aggregate of 6.0 million ordinary shares have been reserved under the 2003 Plan; in no event will the number of ordinary shares that may be issued pursuant to options awarded under the 2003 Plan exceed 10% of the outstanding shares, as defined in the 2003 Plan, at the time of the grant. Further, the maximum number of ordinary shares with respect to which options may be granted under the 2003 Plan during any calendar year to any employee shall be 400,000 ordinary shares.  No options can be granted under the 2003 plan after January 17, 2013.

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Accounting Standards (“SFAS”) 123 (revised 2004), Share Based Payment (“SFAS 123R”) which replaced SFAS 123 Accounting for Stock-Based Compensation and supersedes Accounting Principles Board (“APB”) Opinion No. 25 Accounting for Stock Issued to Employees.  SFAS 123R requires, with effect from accounting periods beginning after June 15, 2005, that all share based payments to employees, including stock options granted, be recognized in the financial statements based on their grant date fair values.

The Company has adopted SFAS 123R with effect from January 1, 2006, with the Black-Scholes method of valuation being used to calculate the fair value of options granted.  The Company adopted SFAS 123R using the modified-prospective transition method.  Under that transition method compensation cost recognized in the period includes; (a) compensation cost for all share-based payments granted prior to, but not yet vested as of, January 1, 2006, based on grant date fair value estimated in accordance with the original provisions of SFAS 123 and (b) compensation cost for all share based payments granted subsequent to January 1, 2006, based on grant date fair values estimated in accordance with the provisions of SFAS 123R.  Results for prior periods have not been restated.

The following table summarizes option activity for the nine months ended September 30, 2008:

	Options Outstanding Number of Shares	Weighted Average Exercise Price	Weighted Average Fair Value	Weighted Average Remaining Contractual Life

Outstanding at December 31, 2007	4,976,126	$12.27	$5.35

Granted	1,265,190	$35.43	$12.93
Exercised	(829,667)	$10.11	$4.45
Forfeited	(133,836)	$17.62	$7.17

Outstanding at September 30, 2008	5,277,813	$18.02	$7.26	5.48

Exercisable at September 30, 2008	1,455,913	$10.84	$4.67	4.15

Share option awards are generally granted with an exercise price equal to the market price of the Company’s shares at date of grant.  Share options typically vest over a period of five years from date of grant and expire eight years from date of grant.  The maximum contractual term of options outstanding at September 30, 2008, is eight years.

The weighted average fair value of stock options granted during the nine months ended September 30, 2008 calculated using the Black-Scholes option pricing model, was $12.93 based on the following assumptions; dividend yield - 0%, risk free interest rate – 1.654% to 3.2%, expected volatility - 35% and weighted average expected life – 5.11 years.

Expected volatility is based on historical volatility of our common stock over a period equal to the expected term of the options; the expected life represents the weighted average period of time that options granted are expected to be outstanding given consideration to vesting schedules, and our historical experience of past vesting and termination patterns. The risk-free rate is based on the U.S. gilts zero-coupon yield curve in effect at time of grant for periods corresponding with the expected life of the option.

On August 7, 2008, the Company issued 6,280 restricted share units to certain employees of the Group.   These shares are exercisable over periods ranging from February 26, 2009, to February 26, 2011.  The market value of the Company’s shares on date of issue was $41.95.

Income from operations for the nine months ended September 30, 2008 is stated after charging $4.4 million in respect of non-cash stock compensation expense.  Basic and diluted earnings per share for the nine months ended September 30, 2008, had SFAS 123R not been introduced would have been $1.06 and $1.01 respectively.  Non-cash stock compensation expense for the three and nine months ended September 30, 2008, has been allocated to direct costs and selling, general and administrative expenses as follows:

	Three Months Ended		Nine Months Ended
	Sept 30,	Sept 30,	Sept 30,	Sept 30,
	2008	2007	2008	2007
	(In thousands)		(In thousands)
Direct costs	$882	$760	$2,420	$2,167
Selling, general and administrative	722	620	2,013	1,773

	$1,604	$1,380	$4,433	$3,940

Non vested shares outstanding as at September 30, 2008 are as follows:

	Options Outstanding Number of Shares	Weighted Average Exercise Price	Weighted Average Fair Value

Non vested outstanding at December 31, 2007	3,617,898	$13.23	$5.81

Granted	1,265,190	$35.43	$12.93
Vested	(939,598)	$11.91	$5.27
Forfeited	(121,590)	$17.92	$7.35

Non vested outstanding at September 30, 2008	3,821,900	$20.76	$8.25

As at September 30, 2008, total unrecognized compensation cost related to unvested options, which the Company expects to recognize over a weighted average period of 2.32 years, amounted to $19.1 million.  The Company has granted options with fair values ranging from $3.17 to $13.93 per option or a weighted average fair value of $5.78 per option.  The Company issues new ordinary shares for all options exercised.   The total amount of fully vested share options which remained outstanding at September 30, 2008, was 1,455,913.  The fully vested options have an average remaining contractual term of 4.15 years and average exercise price of $10.84 and a total intrinsic value of $39.9 million.  The total intrinsic value of options exercised during the three months ended September 30, 2008, was $3.9 million (three months ended September 30, 2007, was $1.3 million).  The total intrinsic value of options exercised during the nine months ended September 30, 2008, was $23.4 million (nine months ended September 30, 2007, was $10.3 million).

6. Business Segment Information

The Company operates predominantly in the contract clinical research industry providing a broad range of clinical research and integrated product development services on a global basis for the pharmaceutical and biotechnology industries. The Company also has a central laboratory segment primarily based in New York, USA. This, together with laboratory services based in Dublin, form the central laboratory segment information disclosed below.

The Company's areas of operation outside of Ireland principally include the United States, England, Scotland, France, Germany, Spain, Italy, The Netherlands, Denmark, Sweden, Finland, Russia, Latvia, Lithuania, Ukraine, Poland, Romania, Czech Republic, Hungary, Israel, Australia, New Zealand, Japan, South Korea, China, Taiwan, Hong Kong, Thailand, Singapore, India, South Africa, Canada, Columbia, Mexico, Brazil, Peru, Argentina and Chile.  Segment information for the three and nine months ended September 30, 2008, the three and nine months ended September 30, 2007, and as at September 30, 2008, and December 31, 2007, is as follows:

a)  The distribution of net revenue by geographical area was as follows:

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2008	2007	2008	2007
	(in thousands)		(in thousands)
Ireland*	$36,868	$20,047	$109,261	$70,435
Rest of Europe	72,540	47,598	196,568	115,147
U.S.	93,601	88,552	286,236	237,545
Rest of the World	22,502	10,719	53,090	26,925
Total	$225,511	$166,916	$645,155	$450,052
* All sales shown for Ireland are export sales.

b)  The distribution of net revenue by business segment was as follows:

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2008	2007	2008	2007
	(in thousands)		(in thousands)
Central laboratory	$18,507	$13,845	$51,545	$39,802
Clinical research	207,004	153,071	593,610	410,250
Total	$225,511	$166,916	$645,155	$450,052

c)  The distribution of income from operations by geographical area was as follows:

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2008	2007	2008	2007
	(in thousands)		(in thousands)
Ireland	$17,896	$3,342	$40,361	$23,279
Rest of Europe	2,834	3,585	7,337	6,660
U.S.	5,353	10,221	23,781	17,918
Rest of the World	1,049	1,555	1,559	1,598
Total	$27,132	$18,703	$73,038	$49,455

d)  The distribution of income from operations by business segment was as follows:

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2008	2007	2008	2007
	(in thousands)		(in thousands)
Central laboratory	$1,316	$966	$3,847	$2,759
Clinical research	25,816	17,737	69,191	46,696
Total	$27,132	$18,703	$73,038	$49,455

e) The distribution of property, plant and equipment, net, by geographical area was as follows:

	September 30, 2008	December 31, 2007
	(in thousands)
Ireland	$99,185	$82,127
Rest of Europe	19,959	15,547
U.S.	38,242	29,072
Rest of the World	7,841	6,680
Total	$165,227	$133,426

f) The distribution of property, plant and equipment, net, by business segment was as follows:

	September 30, 2008	December 31, 2007
	(in thousands)
Central laboratory	$11,466	$7,048
Clinical research	153,761	126,378
Total	$165,227	$133,426

g) The distribution of depreciation and amortization by geographical area was as follows:

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2008	2007	2008	2007
	(in thousands)		(in thousands)
Ireland	$3,179	$1,731	$7,252	$4,493
Rest of Europe	1,321	906	4,335	2,358
U.S.	2,852	1,982	7,431	5,703
Rest of the World	585	401	1,658	1,072
Total	$7,937	$5,020	$20,676	$13,626

h) The distribution of depreciation and amortization by business segment was as follows:

	Three Months Ended		Nine Months Ended
	September	September	September	September
	2008	2007	2008	2007
	(in thousands)		(in thousands)
Central laboratory	$715	$515	$1,752	$1,358
Clinical research	7,222	4,505	18,924	12,268
Total	$7,937	$5,020	$20,676	$13,626

i) The distribution of total assets by geographical area was as follows:
	September 30, 2008	December 31, 2007
	(in thousands)
Ireland	$218,908	$202,293
Rest of Europe	217,283	161,746
U.S.	345,764	301,183
Rest of the World	26,701	27,916
Total	$808,656	$693,138

j) The distribution of total assets by business segment was as follows:

	September 30, 2008	December 31, 2007
	(in thousands)
Central laboratory	$49,134	$40,562
Clinical research	759,522	652,576
Total	$808,656	$693,138

ICON plc

Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis should be read in conjunction with the unaudited Condensed Consolidated Financial Statements and accompanying notes included elsewhere herein and the Consolidated Financial Statements and related notes thereto included in our  Form 20-F for the year ended December 31, 2007. The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States.

Overview

We are a contract research organization (“CRO”), providing outsourced development services on a global basis to the pharmaceutical, biotechnology and medical device industries. We specialize in the strategic development, management and analysis of programs that support Clinical Development - from compound selection to Phase I-IV clinical studies. We have the operational flexibility to provide development services on a stand-alone basis or as part of an integrated “full service” solution. Our primary approach is to use dedicated teams to achieve optimum results, but we can implement a range of resourcing models to suit client requirements.

In a highly fragmented industry, we are one of a small number of companies with the capability and expertise to conduct clinical trials in all major therapeutic areas on a global basis. Currently, we have approximately 6,570 employees, in 71 locations in 38 countries, providing Phase I - IV Clinical Trial Management, Drug Development Support Services, Data Management and Biostatistics and Central Laboratory and Imaging Services. For the nine months ended September 30, 2008, we derived approximately 44.4% , 47.4%, and 8.2% of our net revenue in the United States, Europe and Rest of World, respectively.

Revenue consists primarily of fees earned under contracts with third-party clients. In most cases, a portion of the contract fee is paid at the time the study or trial is started, with the balance of the contract fee generally payable in installments over the study or trial duration, based on the achievement of certain performance targets or "milestones". Revenue from contracts is recognized on the basis of the relationship between time incurred and the total estimated duration of the trial or on a fee-for-service basis according to the particular circumstances of the contract. As is customary in the CRO industry, we subcontract with third party investigators in connection with clinical trials. All subcontractor costs and certain other costs where reimbursed by clients, are, in accordance with industry practice, deducted from gross revenue to arrive at net revenue. As these costs vary from contract to contract, we view net revenue as our primary measure of revenue growth.

Direct costs consist primarily of compensation, associated fringe benefits and share based compensation expense for project-related employees and other direct project driven costs. Selling, general and administrative expenses consist of compensation, related fringe benefits and share based compensation expense for selling and administrative employees, professional services, advertising costs and all costs related to facilities and information systems.

As the nature of ICON's business involves the management of projects having a typical duration of one to three years, the commencement or completion of projects in a fiscal year can have a material impact on revenues earned with the relevant clients in such years. In addition, as we typically work with some, but not all, divisions of a client, fluctuations in the number and status of available projects within such divisions can also have a material impact on revenues earned from such clients from year to year.

Although we are domiciled in Ireland, we report our results in U.S. dollars. As a consequence the results of our non-U.S. based operations, when translated into U.S. dollars, could be materially affected by fluctuations in exchange rates between the U.S. dollar and the currencies of those operations.

In addition to translation exposures, we are also subject to transaction exposures because the currency in which contracts are priced can be different from the currencies in which costs relating to those contracts are incurred.  We have 19 operations operating in U.S. dollars, 11 trading in Euros, 6 in pounds Sterling, 3 in Indian Rupee, 2 each in Russian Rouble, Japanese Yen, Swedish Krona and Polish Zloty, and 1 each in Australian dollars, Singapore dollars, Israeli New Shekels, Latvian Lats, Argentine Peso, South African Rand, Canadian dollar, Hungarian Forint, Danish Krone, Czech Koruna, Ukraine Hryvnia, Romanian New Leu, Hong Kong dollar, Taiwan dollar, Mexican Peso, Brazilian Real, Chilean Peso, South Korean Won, Thai Baht, Chinese Yuan Renminbi, Lithuanian Litas, Peruvian Neuvo Sol, Columbian Peso & New Zealand dollars. Our operations in the United States are not materially exposed to such currency differences as the majority of our revenues and costs are in U.S. dollars. However, outside the United States the multinational nature of our activities means that contracts are usually priced in a single currency, most often U.S. dollars, Euros or pounds Sterling, while costs arise in a number of currencies, depending, among other things, on which of our offices provide staff for the contract, and the location of investigator sites. Although many such contracts benefit from some degree of natural hedging due to the matching of contract revenues and costs in the same currency, where costs are incurred in currencies other than those in which contracts are priced, fluctuations in the relative value of those currencies could have a material effect on ICON's results of operations. This risk is partially mitigated by clauses in certain of our contracts which allow for price renegotiation with our clients if changes in the relative value of those currencies exceed predetermined tolerances. We regularly review our currency exposures and hedge a portion of these, using forward exchange contracts, where they are not covered by natural hedges.

As we conduct operations on a global basis, our effective tax rate has depended and will depend on the geographic distribution of our revenue and earnings among locations with varying tax rates. ICON's results of operations therefore may be affected by changes in the tax rates of the various jurisdictions. In particular, as the geographic mix of our results of operations among various tax jurisdictions changes, our effective tax rate may vary significantly from period to period.

Results of Operations

Three Months Ended September 30, 2008 compared with Three Months Ended September 30, 2007

The following table sets forth for the periods indicated certain financial data as a percentage of net revenue and the percentage change in these items compared to the prior comparable period. The trends illustrated in the following table may not be indicative of future results.

	Three Months Ended
	September 30, 2008	September 30, 2007	2007 to 2008
			Percentage
	Percentage of Net Revenue		Increase

Net revenue	100%	100.0%	35.1%
Costs and expenses:
Direct costs	56.7%	54.9%	39.6%
Selling, general and administrative	27.7%	30.9%	21.3%
Depreciation and amortization	3.5%	3.0%	58.1%
Income from operations	12.0%	11.2%	45.1%

Net revenue increased by $58.6 million, or 35.1%, from $166.9 million for the three months ended September 30, 2007, to $225.5 million for the three months ended September 30, 2008. In the three months ended September 30, 2008, net revenue from our central laboratory business increased by 33.7%, from $13.8 million, to $18.5 million, while our clinical research segment grew by 35.2%, from $153.1 million, to $207.0 million, over the period ended September 30, 2007. This increase in net revenue has resulted from a combination of increased business from existing clients, business won from new clients, increased use of outsourcing by the pharmaceutical, biotechnology and medical device industries and an underlying increase in research and development spending.

Direct costs increased by $36.3 million, or 39.6%, from $91.7 million for the three months ended September 30, 2007, to $127.9 million for the three months ended September 30, 2008, primarily due to increased personnel related costs of $32.5 million resulting from a higher number of project-related employees. The remainder of the movement resulted primarily from increased laboratory and consulting expenses. Direct costs as a percentage of net revenue increased from 54.9% for the three months ended September 30, 2007, to 56.7% for three months ended September 30, 2008.

Selling, general and administrative expenses increased by $11.0 million, or 21.3%, from $51.5 million for the three months ended September 30, 2007, to $62.5 million for the three months ended September 30, 2008. The increase in SG&A costs is primarily driven by increased personnel related costs of $8.0 million resulting from increased levels of selling and administrative employees to support the continued expansion of the business. In addition to these personnel costs there were additional rent and utility charges of $4.2 million arising from further office openings since the quarter ended September 30, 2007.  As a percentage of net revenue, selling, general and administrative expenses, decreased from 30.9% in the three months ended September 30, 2007, to 27.7% in the three months ended September 30, 2008.

Depreciation and amortization expense increased by $2.9 million, or 58.1%, from $5.0 million for the three months ended September 30, 2007, to $7.9 million for the three months ended September 30, 2008. As a percentage of net revenue, depreciation and amortization increased from 3.0% in the three months ended September 30, 2007 to 3.5%  in the three months ended September 30, 2008. The increase in absolute terms arises primarily from construction of the Company’s new facility in Dublin, Republic of Ireland, and the ongoing investment in global infrastructure and information technology to support the Company’s current and future growth together with increased amortisation of intangible assets following the acquisitions of DOCS International in July 2007 and Healthcare Discoveries in February 2008.

Income from operations increased by $8.4 million, or 45.1%, from $18.7 million for the three months ended September 30, 2007, to $27.1 million for the three months ended September 30, 2008. As a percentage of net revenue, income from operations increased from 11.2% for the three months ended September 30, 2007, to 12.0% of net revenues for the three months ended September 30, 2008. The operating income for the quarter is derived after the recognition of the non cash stock compensation charge of $1.6 million.

The three months ended September 30, 2008, saw a continued improvement in the performance of the central laboratory business, with results improving from an operating profit of 7.0% for the three months ended September 30, 2007, to an operating profit of 7.1% for the three months ended September 30, 2008. The central laboratory constitutes approximately 8.2% of our business revenues for the three months ended September 30, 2008. Operating margins for our clinical research segment increased to 12.5% in the three months ended September 30, 2008, from 11.6% for the three months ended September 30, 2007.

Net interest expense for the three months ended September 30, 2008, was $0.2 million, a decrease of $0.2 million on a neutral net interest income of $0.016 million for the three months ended September 30, 2007.

Our provision for income taxes increased from $4.2 million for the three months ended September 30, 2007, to $5.4 million for the three months ended September 30, 2008.  ICON plc’s effective tax rate for the three months ended September 30, 2008, was 19.9% compared with 22.2% for the three months ended September 30, 2007. The effective tax rate is principally a function of the distribution of pre-tax profits in the territories in which the Group operates.

Nine Months Ended September 30, 2008 Compared with Nine Months Ended September 30, 2007

The following table sets forth for the periods indicated certain financial data as a percentage of net revenue and the percentage change in these items compared to the prior comparable period. The trends illustrated in the following table may not be indicative of future results.

	Nine Months Ended
	September 30, 2008	September 30, 2007	2007 to 2008
			Percentage
	Percentage of Net Revenue		Increase

Net revenue	100.0%	100.0%	43.4%
Costs and expenses:
Direct costs	56.4%	56.5%	43.3%
Selling, general and administrative	29.0%	29.5%	41.0%
Depreciation and amortization	3.2%	3.0%	51.7%
Income from operations	11.3%	11.0%	47.7%

Net revenue increased by $195.1 million, or 43.4%, from $450.1 million for the nine months ended September 30, 2007, to $645.2 million for the nine months ended September 30, 2008. During the nine months ended September 30, 2008, net revenue from our central laboratory business increased by 29.5% from $39.8 million to $51.5 million, while our clinical research segment grew by 44.7% from $410.3 million to $593.6 million over the prior period. This increase in net revenue has resulted from a combination of increased business from existing clients, business won from new clients, increased use of outsourcing by the pharmaceutical, biotechnology and medical device industries and an underlying increase in research and development spending.

Direct costs increased by $110.1 million, or 43.3%, from $254.1 million for the nine months ended September 30, 2007, to $364.1 million for the nine months ended September 30, 2008, primarily due to increased personnel related costs of $99.3 million resulting from a higher number of project related employees. The remainder of the movement resulted from an increase in general overhead costs.  Direct costs as a percentage of net revenue decreased from 56.5% for the nine months ended September 30, 2007, to 56.4% for the nine months ended September 30, 2008.

Selling, general and administrative expenses increased by $54.5 million, or 41.0%, from $132.9 million for the nine months ended September 30, 2007, to $187.3 million for the nine months ended September 30, 2008. As a percentage of net revenue, selling, general and administrative expenses, decreased from 29.5% for the nine months ended September 30, 2007, to 29.0% for the nine months ended September 30, 2008. The movement in SG&A costs is primarily attributable to increased personnel related costs of $27.4 million resulting from higher levels of selling and administrative employees to support the continued expansion of the business, increased rent and utility charges of $9.9 million from further office openings, increased IT expenses of $3.1 million and increased professional, legal and accounting costs of $3.5 million.

Depreciation and amortization expense increased by $7.1 million, or 51.7%, from $13.6 million for the nine months ended September 30, 2007 to $20.7 million for the nine months ended September 30, 2008. As a percentage of net revenue, depreciation and amortization, increased from 3.0% for the nine months ended September 30, 2007 to 3.2% for the nine months ended September 30, 2008. The increase in absolute terms arises primarily from construction of the Company’s new facility in Dublin, Republic of Ireland, and the ongoing investment in global infrastructure and information technology to support the Company’s current and future growth together with the increased amortisation of intangible assets following the acquisition of DOCS International in July 2007 and Healthcare Discoveries in February 2008.

Income from operations increased by $23.6 million, or 47.7%, from $49.5 million for the nine months ended September 30, 2007, to $73.0 million for the nine months ended September 30, 2008. As a percentage of net revenue, income from operations increased from 11.0% for the nine months ended September 30, 2007 to 11.3% for the nine months ended September 30, 2008.  The operating income for the nine months is derived after the recognition of the non cash stock compensation charge of $4.4 million.  As a percentage of net revenue, the central laboratory business’s operating profits increased to 7.5% for the nine months ended September 30, 2008, compared to 6.9% for the nine months ended September 30, 2007, due to the efficiencies gained from higher testing volumes in fiscal 2008. For the nine months ended September 30, 2008, the central laboratory constituted approximately 8.0% of our business revenues.

Net interest expense for the nine months ended September 30, 2008, was $0.7 million, a decrease of $2.8 million on net interest income of $2.1 million for the nine months ended September 30, 2007. The Company entered into a number of significant banking facilities in the period since July 2007, to fund the acquisition of DOCS International in July 2007, ($40.6 million), the acquisition of Healthcare Discoveries in February 2008, ($11.1 million), and the construction of the Company’s new facility in Dublin, Republic of Ireland.

ICON's effective tax rate for the nine months ended September 30, 2008, was 20.0% compared with 22.0% for the nine months ended September 30, 2007.

Liquidity and Capital Resources

The CRO industry generally is not capital intensive. Since our inception, we have financed our operations and growth primarily with cash flows from operations, net proceeds of $49.1 million raised in our initial public offering in May 1998, net proceeds of $44.3 million raised in our public offering in August 2003 and net borrowings of $79.5 million used to finance the acquisitions of DOCS International and Healthcare Discoveries, and expenditure on the expansion of our Dublin facility.  Our principal operating cash needs are payment of salaries, office rents, travel expenditures and payments to subcontractors. The aggregate amount of employee compensation paid in the nine months ended September 30, 2008, amounted to $384.9 million, compared to $272.2 million for the nine months ended September 30, 2007. Investing activities primarily reflect capital expenditures for facilities and information systems enhancements, the sale and purchase of short-term investments and acquisitions.

Our clinical research and development contracts are generally fixed price with some variable components and range in duration from a few months to several years. Revenue from contracts is generally recognized as income on the basis of the relationship between time incurred and the total estimated contract duration or on a fee-for-service basis. The cash flow from contracts typically consists of a down payment of between 10% and 20% paid at the time the contract is entered into, with the balance paid in instalments over the contract's duration and in some cases upon the achievement of certain milestones. Accordingly, cash receipts do not necessarily correspond to costs incurred and revenue recognized on contracts.

As of September 30, 2008, our working capital amounted to $204.8 million, compared to $193.3 million at December 31, 2007. The other significant influence on our operating cash flow is revenue outstanding, which comprises accounts receivable and unbilled revenue, less payments on account. The dollar values of these amounts and the related days revenue outstanding can vary due to the achievement of contractual milestones, including contract signing, and the timing of cash receipts. The number of days revenue outstanding was 54 days at September 30, 2008, compared to 66 days at December 31, 2007.

Net cash provided by operating activities was $86.0 million for the nine months ended September 30, 2008, compared to $19.9 million for the nine months ended September 30, 2007. The increase in net cash from operating activities is primarily due to the increase in payments on account and other liabilities.

Net cash used in investing activities was $66.1 million for the nine months ended September 30, 2008, compared to $81.5 million for the nine months ended September 30, 2007. Net cash used in investing activities was primarily used to finance the Company’s investment in its global infrastructure and information technology in the period of $53.6 million and the acquisition of Healthcare Discoveries in February 2008 for $12.0 million including the costs of acquisition of $0.9 million.

Net cash used by financing activities was $1.8 million for the nine months ended September 30, 2008, compared to $70.5 million provided for the nine months ended September 30, 2007. The Company drew down $65.5 million in bank credit lines and loan facilities during the nine months ended September 30, 2007.  A further $30.4 million was drawn down during the nine months ended September 30, 2008, primarily to fund the acquisition of Healthcare Discoveries in February 2008, the construction of the new facility located in Dublin, Republic of Ireland and the ongoing investment in global infrastructure and information technology to support the Company’s current and future growth. This was offset by repayments of $44.4 million during the nine months ended September 30, 2008, proceeds received from the exercise of share options of $8.4 million and the corporate tax benefit associated with the exercise of share options of $4.0 million.

As a result of these cash flows, cash and cash equivalents increased by $15.5 milllion for the nine months ended September 30, 2008, compared to $6.5 million for the nine months ended September 30, 2007.

On July 9, 2007, ICON plc entered into a five year committed  multi-currency facility agreement for  €35 million ($49.4 million)  with The Governor and Company of the Bank of Ireland. The facility bears interest at an annual rate equal to the reference rate of EURIBOR plus a margin. Our obligations under the facility are secured by certain composite guarantees and indemnities and pledges in favour of the bank. On July 10, 2007, the Company drew down €29.5 million ($41.6 million) of the facility to fund the acquisition of DOCS International.  On October 15, 2007, the remaining €5.5 million ($7.8 million) of the facility was drawn down to cover expenditure on the expansion of the Company’s facility in Dublin, Republic of Ireland.

On October 17, 2007, an uncommitted credit facility was negotiated with Allied Irish Banks plc, for €30 million ($42.3 million). Interest is calculated at the EUR Interbank rate plus a margin.  The facility is secured by the same composite guarantees and indemnities in place for the Bank of Ireland committed facility.  On December 31, 2007, this facility was fully drawn.  The funds were used to refinance overdraft facilities in place to fund expenditure on the Dublin facility. On January 8, 2008, the facility with Allied Irish Banks plc was increased to €50 million ($70.5 million).  All terms of this facility remain the same. On September 30, 2008, €21.4 million ($30.2 million) of this facility was drawn. The facility is due to be reviewed on October 31, 2008.

On February 4, 2008, an uncommitted credit facility was negotiated with Citibank N.A, for $30 million.  Interest is calculated at the London Interbank Market rate plus a margin. $12.0 million of this facility was drawn down in February 2008, primarily to fund the acquisition of Healthcare Discoveries.  On September 30, 2008, the $12.0 million previously drawn down was repaid in full.

The average margin payable on the above mentioned facilities is 0.64 per cent.

The current available overdraft facility with Allied Irish Banks plc is €2 million ($2.8 million). The applicable interest rate when utilised is the bank’s prime rate and is repayable on demand if the Company defaults under its obligations as specified in the loan agreement. As of September 30, 2008, the facility was undrawn and available.

Inflation

We believe the effects of inflation generally do not have a material adverse impact on our operations or financial conditions.

Legal Proceedings

We are not party to any litigation or other legal proceedings that we believe could reasonably be expected to have a material adverse effect on our business, results of operations and financial condition.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ICON plc

/s/ Ciaran Murray
Date October 21, 2008	Ciaran Murray
Chief Financial Officer